Exhibit 99.1

FIELD TRIP HEALTH LTD.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(Expressed in Canadian Dollars, unless otherwise noted)

FIELD TRIP HEALTH LTD.

Condensed Interim Consolidated Statements of Financial Position

(unaudited)

		As at September 30, 2021	As at March 31, 2021
(Expressed in Canadian Dollars)	Notes	$	$
ASSETS
CURRENT
Cash and cash equivalents		22,388,946	38,469,057
Funds held in trust		-	795,516
Restricted cash		619,127	588,041
Short-term investments		65,137,088	72,552,870
Accounts receivable	4	2,464,223	813,761
Other assets	5	5,450,422	2,890,197
TOTAL CURRENT ASSETS		96,059,806	116,109,442

NON-CURRENT
Property, plant and equipment	6	3,653,145	2,198,817
Intangible assets		522,447	427,124
Right-of-use assets	7	18,789,741	7,182,358
Other non-current assets	5	887,715	532,264
TOTAL NON-CURRENT ASSETS		23,853,048	10,340,563
TOTAL ASSETS		119,912,854	126,450,005

LIABILITIES AND EQUITY
CURRENT
Accounts payable and accrued liabilities	8	8,579,794	5,348,110
Deferred revenue		129,400	42,318
Current portion of lease obligations	7	1,583,092	1,070,435
TOTAL CURRENT LIABILITIES		10,292,286	6,460,863

NON-CURRENT
Loan payable		33,200	23,112
Lease obligations	7	18,068,984	6,403,372
TOTAL LIABILITIES		28,394,470	12,887,347

EQUITY
Share capital	9	131,698,471	130,784,175
Warrant reserve	10	6,196,905	6,370,660
Share-based payment reserve	11	4,945,416	1,832,224
Accumulated other comprehensive income (loss)		(21,030)	327,302
Retained deficit		(51,301,378)	(25,751,703)
TOTAL EQUITY		91,518,384	113,562,658
TOTAL LIABILITIES AND EQUITY		119,912,854	126,450,005

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors:

/s/ Joseph Del Moral	/s/ Helen Boudreau

Director	Director

FIELD TRIP HEALTH LTD.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(unaudited)

		3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
(Expressed in Canadian Dollars)	Notes	$	$	$	$
REVENUE
Patient services		907,816	94,532	1,775,216	118,131
Total revenue		907,816	94,532	1,775,216	118,131
OPERATING EXPENSES
General and administration	13	8,917,717	2,092,593	16,260,688	3,366,948
Occupancy costs	14	536,495	111,877	913,110	175,660
Sales and marketing	15	1,315,434	281,185	2,379,561	435,940
Research and development	16	2,102,787	806,536	3,555,901	1,601,898
Depreciation and amortization	17	848,712	269,578	1,464,195	479,338
Patient services	18	1,917,451	248,408	3,375,272	321,665
Total operating expenses		15,638,596	3,810,177	27,948,727	6,381,449
OTHER INCOME(EXPENSES)
Interest income	19	111,934	2,589	243,549	4,838
Interest expense	20	(256,522)	(60,962)	(403,109)	(98,195)
Other income (expense)	21	1,856,088	(158,426)	783,396	(534,673)
Net loss before and after income taxes		(13,019,280)	(3,932,444)	(25,549,675)	(6,891,348)
OTHER COMPREHENSIVE INCOME
Exchange (loss)/gain from translation of foreign subsidiaries		(452,399)	30,067	(348,332)	65,861
NET LOSS AND COMPREHENSIVE LOSS		(13,471,679)	(3,902,377)	(25,898,007)	(6,825,487)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of Field Trip Health Ltd.		(13,471,679)	(3,902,377)	(25,898,007)	(6,823,584)
Non-controlling interest		-	-	-	(1,903)
		(13,471,679)	(3,902,377)	(25,898,007)	(6,825,487)
NET LOSS PER SHARE
Basic and diluted	12	(0.23)	(0.16)	(0.44)	(0.28)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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FIELD TRIP HEALTH LTD.

Condensed Interim Consolidated Statements of Changes in Equity	(unaudited)

		Share Capital		Warrant Reserve	Share-Based Payment Reserve	Accumulated Other Comprehensive (Loss) Income	Retained Deficit	Non- controlling Interest	Shareholders' Equity
(Expressed in Canadian Dollars)	Notes	# Shares	$	$	$	$	$	$	$
Balance, April 1, 2021		57,297,238	130,784,175	6,370,660	1,832,224	327,302	(25,751,703)	-	113,562,658
Net loss		-	-	-	-	-	(25,549,675)	-	(25,549,675)
Exchange loss from translation of foreign subsidiaries		-	-	-	-	(348,332)	-	-	(348,332)
Total comprehensive income (loss)		-	-	-	-	(348,332)	(25,549,675)	-	(25,898,007)
Share issuance	9	187,500	281,250	-	-	-	-	-	281,250
Share issuance cost		-	(61,307)	-	-	-	-	-	(61,307)
Share-based payments	11	-	-	-	3,186,773	-	-	-	3,186,773
Warrants exercised	10	168,885	511,525	(173,755)	-	-	-	-	337,770
Stock options exercised	11	137,340	182,828	-	(73,581)	-	-	-	109,247
Balance, September 30, 2021		57,790,963	131,698,471	6,196,905	4,945,416	(21,030)	(51,301,378)	-	91,518,384

		Share Capital		Warrant Reserve	Share-Based Payment Reserve	Accumulated Other Comprehensive (Loss) Income	Retained Deficit	Non- controlling Interest	Shareholders' Equity
		# Shares	$	$	$	$	$	$	$
Balance, April 1, 2020		20,941,923	12,781,270	-	330,703	(50,041)	(2,641,920)	8,344	10,428,356
Net loss		-	-	-	-	-	(6,893,283)	1,935	(6,891,348)
Exchange gain from translation of foreign subsidiaries		-	-	-	-	65,861	-	59	65,920
Total comprehensive income (loss)		-	-	-	-	65,861	(6,893,283)	1,994	(6,825,428)
Share issuance	9	7,065,063	12,762,929	-	-	-	-	-	12,762,929
Share issuance cost		-	(1,016,651)	-	-	-	-	-	(1,016,651)
Share-based payments	11	-	-	-	1,403,044	-	-	-	1,403,044
Stock options exercised	11	9,000,900	504,140	-	(504,050)	-	-	-	90
Purchase of non-controlling interest		-	-	-	-	553	9,785	(10,338)	-
Balance, September 30, 2020		37,007,886	25,031,688	-	1,229,697	16,373	(9,525,418)	-	16,752,340

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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FIELD TRIP HEALTH LTD.

Condensed Interim Consolidated Statements of Cash Flows	(unaudited)

		6 months ended September 30, 2021	6 months ended September 30, 2020
(Expressed in Canadian dollars)	Notes	$	$
OPERATING ACTIVITIES
Net loss		(25,549,675)	(6,891,348)
Items not involving cash:
Depreciation and amortization	17	1,464,195	479,338
Share-based payments	11	3,468,023	1,403,044
Interest income	19	(243,549)	(4,838)
Interest expense	20	403,109	98,195
Unrealized foreign exchange gain (loss)		(833,768)	29,999
Government assistance - CEBA loan		(12,103)	(18,681)
Net change in non-cash working capital		(1,410,316)	(865,007)
		(22,714,084)	(5,769,298)
Interest received		45,803	81
CASH RELATED TO OPERATING ACTIVITIES		(22,668,281)	(5,769,217)
INVESTING ACTIVITIES
Proceeds from maturing short-term investments		8,048,970	-
Acquisition of property, plant and equipment	6	(1,157,565)	(988,892)
Development of intangible assets		(171,004)	(200,076)
Refundable security deposit paid for right-of-use assets		(328,658)	(62,573)
CASH RELATED TO INVESTING ACTIVITIES		6,391,743	(1,251,541)
FINANCING ACTIVITIES
Proceeds on issuance of common shares		-	12,762,929
Share issuance cost paid		-	(1,016,651)
Proceeds from exercise of stock options		109,247	90
Proceeds from exercise of warrants		337,770	-
Repayment of principal of lease obligations	7	(386,509)	(362,573)
Repayment of interest of lease obligations	7	(400,918)	(98,062)
Loan received		20,000	40,000
CASH RELATED TO FINANCING ACTIVITIES		(320,410)	11,325,733
Net change in cash during the period		(16,596,948)	4,304,975
Effect of exchange rate on changes in cash		(247,593)	46,292
Cash, beginning of the period		39,852,614	9,690,758
CASH, END OF PERIOD		23,008,073	14,042,025

Represented by:
Cash		22,388,946	13,823,577
Restricted cash		619,127	218,448
CASH, END OF PERIOD		23,008,073	14,042,025

Composed of:
Cash		10,570,027	14,042,025
Cash equivalents		12,438,046	-

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 4

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

1. NATURE OF OPERATIONS

Field Trip Health Ltd. (the “Group”, the “Company” or “Field Trip”) was formed on September 30, 2008, pursuant to an amalgamation under the Business Corporations Act (Alberta). Prior to October 1, 2020, the Company’s operations were conducted through Field Trip Psychedelics Inc. (“FTP”). FTP was incorporated under the laws of the province of Ontario, Canada as Field Trip Ventures Inc. on April 2, 2019. On October 10, 2019, the Company amended its name to Field Trip Psychedelics Inc. The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON, M5V 2C3.

On October 1, 2020, FTP completed a reverse takeover transaction (the “Transaction”) with Newton Energy Corporation (“Newton”) and Newton’s wholly-owned subsidiary Newton Energy Subco Limited (“Newton Subco”). The Transaction constituted a Reverse Takeover under applicable securities law and was structured as a three-cornered amalgamation, which resulted in FTP becoming a wholly-owned subsidiary of Newton by amalgamating with Newton Subco, and the security holders of FTP becoming security holders of Newton. As a result, the consolidated statements of financial position are presented as a continuance of FTP and the comparative figures presented are those of FTP. Immediately prior to the closing of the Transaction, Newton filed an Article of Amendment to change its name from Newton Energy Corporation to “Field Trip Health Ltd.”

Field Trip is a leader in the development and delivery of psychedelic-assisted therapies (“PAT”). PAT are utilized in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder.

The Company’s primary focus is to develop proprietary, competitive and differentiated psychedelic-assisted therapies (both through novel psychedelic molecules and innovation in therapeutic protocols), which achieve the best patient outcomes in the treatment of mood disorders. Field Trip currently takes an integrated approach, combining novel psychedelic drug development, optimized therapeutic protocols and digital tools in combination to achieve Field Trip’s ultimate goal of successfully commercializing novel PAT therapeutics and therapies.

Structurally, our research and development strategies are established by our Field Trip Discovery (“FT Discovery’’) division, which is then executed through contract research and manufacturing organizations for molecule development and clinical research and through FT Health (defined below) for therapeutic protocol innovation. FT Discovery is conducting preclinical research into its first novel psychedelic molecule, FT-104, in addition to its new drug development pipeline program, the FT-200 Group.

Our Field Trip Health (“FT Health”) division operates Clinics (as defined below) across North America and Europe providing Ketamine-assisted psychotherapy (“KAP”) under various programs. The Clinics operated by FT Health primarily operate as patient treatment centres for the treatment of mental health and mood disorders, while also providing our medical and therapeutic teams with opportunities to: (i)  develop hands-on knowledge and experience to  further improve on the existing  therapeutic protocols to optimize and customize the safe and effective delivery of PAT; (ii) identify new indications with existing and novel psychedelic medicines, such as FT-104 and future pipeline drugs under well-controlled conditions; and (iii) conduct clinical research studies for FT Discovery and other third parties. In addition, FT Health conducts research to drive therapeutic protocol research and innovation.

In support of the FT Health business, our Field Trip Digital (“FT Digital”) division develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience. Further, our Field Trip Training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP.

Field Trip also conducts botanical research in partnership with the University of the West Indies (“UWI”) through Field Trip Natural Products Inc. (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), the Company has leased a custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 5

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

Exchange Listings

On June 7, 2021 Field Trip’s Common Shares and warrants commenced trading on the TSX under the ticker symbols “FTRP” and “FTRP.WT” respectively. In connection with the TSX listing, the Common Shares and warrants were delisted from the Canadian Securities Exchange (“CSE”).

On July 23, 2021, Field Trip announced that it has received conditional approval from The NASDAQ Stock Market LLC (“NASDAQ”) to list its issued and outstanding common shares on the NASDAQ Global Select Market and on July 27, 2021, the Company received final approval from NASDAQ to list its common shares on the NASDAQ Global Select Market. The Company’s shares began trading at market open on July 29, 2021 with the ticker symbol FTRP.

The Company’s common stock will continue to trade in Canada on the TSX Exchange under its current symbol FTRP; and concurrent with the listing of Field Trip’s common shares on NASDAQ in the US, the shares ceased to be quoted on the OTCQX.

2. BASIS OF PREPARATION

Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee (“IFRIC”). Accordingly, certain information and footnote disclosure normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

These condensed interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto, for the fiscal years ended March 31, 2021 and 2020.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on November 15, 2021.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 6

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

Basis of Presentation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value, as detailed in the Group’s accounting policies in the most recent audited annual consolidated financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and the methods of computation, as well as the use of estimates and judgments described in the Company’s annual consolidated financial statements have been applied consistently to all periods presented in these condensed interim consolidated statements unless otherwise indicated. The accounting policies have been applied consistently by all subsidiaries and professional medical corporations (“PCs”).

Use of Estimates and Judgments

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these condensed interim consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The Group reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods. The significant accounting estimates and judgments have been set out in Notes 2 and 3 to the Company’s consolidated financial statements for the fiscal years ended March 31, 2021 and 2020. There have been no significant changes in estimates and judgments in the six months ended September 30, 2021.

Impact of Coronavirus

While the precise impact of the recent novel coronavirus (“COVID-19”) outbreak remains unknown, it has introduced uncertainty and volatility in Canadian and global economies. Depending on the length and severity of the pandemic, COVID-19 could impact the Company’s operations, could cause delays relating to regulatory approvals, postpone research activities and limit the Company’s ability to raise funds depending on COVID-19’s effect on capital markets. The Company is not currently aware of any changes in laws, regulations or guidelines, including tax and accounting requirements, arising from COVID-19 which would be reasonably anticipated to materially affect the Company’s business. The Group is monitoring developments and preparing for any impacts related to COVID-19.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 7

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

4. ACCOUNTS RECEIVABLE

	September 30, 2021	March 31, 2021
As at	$	$
Trade receivables	256,203	21,253
Sales tax receivable	761,349	768,981
Other receivables	1,446,671	23,527
	2,464,223	813,761

Trade receivables relates to amounts receivable from patients for treatments completed at the Clinics. Other receivables relate to refunds owed to Field Trip for marketing materials and insurance prepaids.

During the six months ended September 30, 2021 and 2020, no expected credit loss allowance was recorded for accounts receivable. No receivables were written off during these periods.

5. OTHER ASSETS

	September 30, 2021	March 31, 2021
As at	$	$
Prepaid expenses	5,332,635	2,810,369
Lease security deposits	938,242	539,028
Prepaid additional (non-lease) rent	15,424	22,543
Shareholder loans receivable	51,836	50,521
	6,338,137	3,422,461
Less amounts due within one year	(5,450,422)	(2,890,197)
Non-current balance	887,715	532,264

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 8

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	Leasehold Improvements	Furniture & Fixtures	Computer Equipment	Medical & Laboratory Equipment	Construction in Progress	Total
Cost	$	$	$	$	$	$
Balance, April 1, 2021	1,243,119	334,600	447,753	276,949	252,732	2,555,153
Additions	420,278	179,735	277,560	65,064	838,222	1,780,859
Foreign currency translation adjustment	7,953	64	3,523	3,657	718	15,915
Balance, September 30, 2021	1,671,350	514,399	728,836	345,670	1,091,672	4,351,927

Accumulated depreciation
Balance, April 1, 2021	(228,264)	(32,817)	(71,050)	(24,205)	-	(356,336)
Depreciation expense	(166,016)	(44,038)	(93,590)	(30,729)	-	(334,373)
Foreign currency translation adjustment	(4,362)	(1,047)	(1,609)	(1,055)	-	(8,073)
Balance, September 30, 2021	(398,642)	(77,902)	(166,249)	(55,989)	-	(698,782)
Net book value as at
September 30, 2021	1,272,708	436,497	562,587	289,681	1,091,672	3,653,145
March 31, 2021	1,014,855	301,783	376,703	252,744	252,732	2,198,817

7. LEASES

The Group leases real property for its Toronto office, clinical locations in North America and Europe and the Jamaica Facility. Right-of-use assets (“ROU”) consist of the following:

Total
Cost	$
Balance, April 1, 2021	8,266,366
Additions	12,354,251
Foreign currency translation adjustment	334,004
Balance, September 30, 2021	20,954,621

Accumulated depreciation
Balance, April 1, 2021	(1,084,008)
Depreciation expense	(1,054,141)
Foreign currency translation adjustment	(26,731)
Balance, September 30, 2021	(2,164,880)
Net book value as at
September 30, 2021	18,789,741
March 31, 2021	7,182,358

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 9

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

Lease obligations consist of the following:

Total
$
As at April 1, 2021	7,473,807
Additions during the period	12,242,481
Foreign currency translation adjustment	322,297
Payments during the period	(787,427)
Interest expense during the period	400,918
19,652,076
Less amounts due within one year	(1,583,092)
Long-term balance	18,068,984

The Group’s future cash outflows may change due to variable lease payments, renewal options, termination options, residual value guarantees and leases not yet commenced to which the Group is committed that are not reflected in the lease obligations. The following is a maturity analysis for undiscounted lease payments that are reflected in the lease obligations as at September 30, 2021:

Total
$
Less than 1 year	2,632,636
1 to 2 years	2,806,656
2 to 3 years	2,734,117
3 to 4 years	2,835,457
4 to 5 years	2,869,214
Beyond 5 years	11,476,809
25,354,889

The Group is committed for estimated additional variable (non-lease) rent payment obligations as follows:

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

The Group is committed for estimated additional variable (non-lease) rent payment obligations as follows:

	Additional Rent Payments	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	$	$	$	$	$	$	$
Total	3,457,669	533,734	533,177	429,361	421,647	404,543	1,135,207

These additional (non-lease) rent payments are variable, and therefore have not been included in the right-of-use asset or lease obligations.

In addition to variable rent payments, the Company has committed to base and variable rent payments at its Canadian and United States clinics that have been excluded from right-of-use asset and lease obligation balances, as the leases have been executed but have not yet commenced.

	Additional Rent Payments	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	$	$	$	$	$	$	$
Total	11,020,270	470,375	951,851	1,031,660	1,059,287	1,091,690	6,415,407

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	September 30, 2021	March 31, 2021
	$	$
External services	4,156,144	3,284,448
Personnel costs	2,301,333	1,072,578
Research and development	897,101	199,776
Construction costs	659,592	326,131
IT and technology	117,857	64,540
Sales and marketing	172,371	98,280
Others	275,396	302,357
	8,579,794	5,348,110

9. SHARE CAPITAL

Share Capital Issued as at September 30, 2021

	Number of	Amount
Class of Shares	Shares Issued	$
Class A Common Shares (i - v)	57,790,963	131,698,471
	57,790,963	131,698,471

(i)	On June 22, 2021, Field Trip issued the second instalment of the Jamaica Facility shares under the SPA, being a total of 150,000 shares (see Note 11).

(ii)	On June 22, 2021, 144,377 FTP Compensation Warrants were exercised at a price of $2.00 for gross proceeds of $288,755.

(iii)	On July 9, 2021, 24,508 FTP Compensation Warrants were exercised at a price of $2.00 for gross proceeds of $49,015.

(iv)	On September 30, 2021, Field Trip issued the first quarterly instalment of the Jamaica Facility shares under the SPA, being a total of 37,500 shares (Note 11).

(v)	During the six months ended September 30, 2021, 137,340 options were exercised for gross proceeds of $109,247.

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

Share Capital Reserved for Issuance

A summary of shares reserved for issuance is as per below:

	As at	As at
Class of Shares	September 30, 2021	March 31, 2021
Common Share Stock Options	6,308,327	5,150,798
Warrants	2,071,090	2,071,090
FTP Compensation Warrants	174,384	343,269
Compensation Warrants	1,034,868	1,034,868
Jamaica Facility Shares (Note 11)	412,500	600,000
	10,001,169	9,200,025

10. WARRANTS

The following is a schedule of the warrants outstanding:

	FTP
	Compensation	Compensation
	Warrants	Warrants	Warrants	Total Warrants	Amount
	#	#	#	#	$
Balance, March 31, 2021	343,269	1,034,868	2,071,090	3,449,227	6,370,660
Exercised	(168,885)	-	-	(168,885)	(173,755)
Balance, September 30, 2021	174,384	1,034,868	2,071,090	3,280,342	6,196,905

The weighted average remaining life for warrants outstanding as at September 30, 2021 was 1.0 years (March 31, 2021 – 1.4 years). The weighted average market fair value of shares purchased through warrant exercises during the six months ended September 30, 2021 was $2.

11. SHARE-BASED PAYMENTS

As at September 30, 2021, the number of Common Shares available for issuance under the Stock Option Plan pursuant to options not intended as incentive stock options (“ISO”) was 2,360,316. The number of Common Shares available for issuance under the Stock Option Plan pursuant to ISOs was 6,476,000.

Under the Stock Option Plan, the Group may grant options to purchase common shares to officers, directors, employees or consultants of the Group or its affiliates. Options issued under the Stock Option Plan are granted for a term not exceeding ten years from the date of grant. All options issued to-date have a life of ten years or less. In general, options have vested either immediately upon grant or over a period of one to ten years.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 12

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

The following is a schedule of the options outstanding as at September 30, 2021 and March 31, 2021:

September 30, 2021

		Range of	Weighted Average
	Options	Exercise Price	Exercise Price
	#	$	$
Balance, April 1, 2021	5,150,798	0.50-8.25	2.29
Stock Option Plan - Granted	1,531,786	5.53-7.74	6.31
Stock Option Plan - Forfeited	(236,917)	0.50-5.74	2.23
Stock Option Plan - Exercised	(137,340)	0.50-2.00	0.80
Balance, September 30, 2021	6,308,327	0.50-8.25	3.30

March 31, 2021

		Range of	Weighted Average
	Options	Exercise Price	Exercise Price
	#	$	$
Balance, April 1, 2020	11,377,706	0.00001-0.50	0.10
Stock Option Plan - Granted	3,160,193	0.50-8.25	3.47
Stock Option Plan - Forfeited	(168,334)	0.50-2.00	0.89
Stock Option Plan - Exercised	(9,218,767)	0.00001-2.00	0.02
Balance, March 31, 2021	5,150,798	0.50-8.25	2.29

The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

Option model inputs for options granted during the six months ended September 30, 2021 were as follows:

September 30, 2021

Options	Grant Date	Share Price	Exercise Price	Risk-free Interest Rate	Expected Life	Volatility Factor	Fair Value per Option
#		$	$	%	(years)%		$
1,531,786	April 1, 2021 - September 30, 2021	5.53 – 7.74	5.53 – 7.74	1.2 – 1.5	9.3	98 – 107	4.79 – 6.50

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 13

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

The following table summarizes the outstanding and exercisable options held by directors, officers, employees and consultants as at September 30, 2021 and March 31, 2021:

September 30, 2021

		Outstanding		Exercisable
Exercise Price Range	Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
0.5 – 8.25	6,308,327	8 – 10	3.30	1,297,169	0.92

March 31, 2021

		Outstanding		Exercisable
Exercise Price Range	Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
0.5 - 8.25	5,150,798	8 - 10	2.29	785,241	0.80

Jamaica Facility Shares

Field Trip Psychedelics Inc. is committed to issue 1,200,000 fully paid-up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”). Darwin Inc. shall manage the construction and project management of the Jamaica Facility, oversee of the operations of the Jamaica Facility, and manage government relations.

The 1,200,000 common shares shall be issued as per following closing milestones: 600,000 upon commencement of research in the newly renovated research facility, 150,000 one year from the initial closing date (“Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff.

On September 25, 2020 Field Trip issued the first installment of the Jamaica Facility shares, being a total of 600,000 Common Shares. On June 22, 2021 Field Trip issued the second installment of the Jamaica Facility shares of 150,000 Common Shares. On September 30, 2021, Field Trip issued the first quarterly installment of 37,500 shares following the Cliff.

Summary of Stock-based Compensation

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Stock Option Plan	2,013,297	139,887	3,345,386	209,520
Long Term Incentive Options	-	207,489	-	241,524
Jamaica Facility Shares (Note 9)	42,593	364,097	122,637	952,000
Stock-based compensation expense	2,055,890	711,473	3,468,023	1,403,044

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
General and administration	1,706,115	352,718	2,853,486	410,640
Patient service expense	172,632	2,544	264,986	5,076
Research and development	124,164	377,401	243,846	978,595
Sales and marketing	52,979	5,810	105,705	8,733
Stock-based compensation expense	2,055,890	711,473	3,468,023	1,403,044

12. NET LOSS PER SHARE

For the three and six months ended September 30, 2021 and 2020, basic loss per share and diluted loss per share were the same, as the Group recorded a net loss for both periods and the exercise of any potentially dilutive instruments would be anti-dilutive.

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
Loss attributable to common shares ($)	(13,019,280)	(3,932,444)	(25,549,675)	(6,891,348)
Dilutive effect on income	-	-	-	-
Weighted average number of shares outstanding – basic and diluted (#)	57,382,159	24,896,227	57,750,045	24,958,644
Loss per common share, basic and diluted ($)	(0.23)	(0.16)	(0.44)	(0.28)

Warrants and options disclosed in Notes 10 and 11 have been excluded from net loss per share as their effect would be anti-dilutive.

13. GENERAL AND ADMINISTRATION

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Personnel costs	3,177,864	889,442	5,986,526	1,578,463
External services	917,428	671,234	1,557,924	1,104,126
Share-based payments (Note 11)	1,706,115	325,718	2,853,486	410,640
Travel and entertainment	437,729	39,613	813,585	48,653
IT and technology	514,392	128,231	967,958	182,679
Office and general	237,287	38,355	318,276	42,387
Listing Expenses	1,926,902	-	3,762,933	-
Total general and administration	8,917,717	2,092,593	16,260,688	3,366,948

Personnel costs include compensation paid to its corporate headquarters and operations staff, as well as medical office administration (“MOA”) staff located at its various clinic locations. External services comprise professional and consulting fees, investor relations and insurance expense.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 15

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

14. OCCUPANCY COSTS

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Operating rent expense	14,823	(23,099)	113,173	10,370
Taxes, maintenance, insurance	62,834	10,592	67,588	17,602
Minor furniture and fixtures	405,120	103,139	645,980	104,422
Utilities and services	53,718	21,245	86,369	43,266
Total occupancy costs	536,495	111,877	913,110	175,660

Operating rent expense comprises additional (non-lease) variable rent payments which are excluded from the right-of-use asset or lease obligations (Note 7).

15. SALES AND MARKETING

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Brand and public relations	396,091	138,257	763,655	200,720
Conference fees	37,548	11,659	52,152	32,051
Personnel costs	166,989	60,747	308,593	92,064
Share-based payments (Note 11)	52,979	5,810	105,705	8,733
External marketing services	648,701	64,712	1,098,795	102,372
Other marketing	13,126	-	50,661	-
Total sales and marketing	1,315,434	281,185	2,379,561	435,940

16. RESEARCH AND DEVELOPMENT

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
External services	1,710,322	105,032	2,520,205	107,644
Personnel costs	207,191	199,608	459,917	389,098
Share-based payments (Note 11)	124,164	377,402	243,846	978,595
Supplies and services	61,110	124,494	331,933	126,561
Total research and development	2,102,787	806,536	3,555,901	1,601,898

The expenditures above relate to research and development activities which do not qualify for capitalization based on the Group’s accounting policies for capitalization of development costs. They have therefore been recognised as an expense during the three and six months ended September 30, 2021 and 2020.

External services fees relate primarily to fees paid to third parties to further FT-104 development.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 16

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

17. DEPRECIATION AND AMORTIZATION

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Property, plant and equipment	181,390	51,199	334,373	84,966
Right-of-use asset	625,976	207,868	1,054,141	374,435
Intangible assets	41,346	10,511	75,681	19,937
Total depreciation and amortization	848,712	269,578	1,464,195	479,338

18. PATIENT SERVICES EXPENSE

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Personnel costs	1,633,141	213,585	2,926,926	280,623
Share-based payments (Note 11)	172,632	2,544	264,986	5,076
Supplies and services	91,652	30,821	144,217	34,314
Payment provider fees	20,026	1,458	39,143	1,652
Total patient services expense	1,917,451	248,408	3,375,272	321,665

Patient services expense is comprised of direct costs incurred by the Clinics to generate patient services revenue.

19. INTEREST INCOME

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Interest income on bank balances	104,643	45	231,203	27
Interest income on refundable lease deposit	6,407	1,916	10,809	3,562
Interest income on shareholders' loan	884	628	1,537	1,249
Total interest income	111,934	2,589	243,549	4,838

20. INTEREST EXPENSE

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Interest expense on leases	255,307	60,829	400,918	98,062
Interest expense on loan	1,215	133	2,191	133
Total finance expense	256,522	60,962	403,109	98,195

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 17

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

21. OTHER INCOME (EXPENSE)

	3 Months ended September 30, 2021	3 Months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
	$	$	$	$
Foreign exchange gain/(loss)	1,856,088	(197,435)	771,293	(591,682)
Government assistance	-	39,009	12,103	57,009
Total other income (expense)	1,856,088	(158,426)	783,396	(534,673)

22. SEGMENT REPORTING

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. The Group operates in three segments:

•	Clinical Operations which encompass the Group’s psychedelic assisted psychotherapy clinics across North America, supporting digital tools and training,

•	Research which consists of research focused on the development of next-generation psychedelic modules and research of fungi at the Group’s facility in Jamaica, and

•	Corporate which encompasses the operations of Field Trip headquarters.

Factors considered in determining the operating segments include the Group’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

	Clinical Operations	Research	Corporate	Total
Segment Information	$	$	$	$
Three months ended September 30, 2021
Revenue	907,816	-	-	907,816
Net loss	(7,981,236)	(2,345,978)	(2,692,066)	(13,019,280)

Three months ended September 30, 2020
Revenue	94,532	-	-	94,532
Net loss	(1,609,226)	(742,275)	(1,580,943)	(3,932,444)

Six months ended September 30, 2021
Revenue	1,775,216	-	-	1,775,216
Net loss	(14,164,830)	(3,940,583)	(7,444,262)	(25,549,675)

Six months ended September 30, 2020
Revenue	118,131	-	-	118,131
Net loss	(2,066,569)	(1,469,161)	(3,355,618)	(6,891,348)

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 18

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

	Clinical Operations	Research	Corporate	Total
Segment Information	$	$	$	$
As at September 30, 2021
Total assets	26,506,922	444,172	92,961,760	119,912,854
Total liabilities	21,515,200	27,976	6,851,294	28,394,470

As at March 31, 2021
Total assets	10,973,658	608,469	114,867,878	126,450,005
Total liabilities	7,948,513	118,859	4,819,975	12,887,347

	Canada	United States	Jamaica	Netherlands	Total
Geographic Information	$	$	$	$	$
Three months ended September 30, 2021
Revenue	272,477	596,377	-	38,962	907,816
Net loss	(6,625,243)	(5,505,748)	(266,488)	(621,801)	(13,019,280)

Three months ended September 30, 2020
Revenue	78,249	16,283	-	-	94,532
Net loss	(2,810,959)	(1,069,167)	(52,318)	-	(3,932,444)

Six months ended September 30, 2021
Revenue	553,343	1,182,911	-	38,962	1,775,216
Net loss	(13,974,737)	(9,637,142)	(491,408)	(1,446,388)	(25,549,675)

Six months ended September 30, 2020
Revenue	101,848	16,283	-	-	118,131
Net loss	(5,033,348)	(1,772,541)	(85,459)	-	(6,891,348)

As at September 30, 2021
Total assets	95,228,993	21,924,376	444,173	2,315,312	119,912,854
Total liabilities	8,338,815	18,587,578	27,976	1,440,101	28,394,470

As at March 31, 2021
Total assets	115,396,469	8,351,828	608,469	2,093,239	126,450,005
Total liabilities	5,027,297	6,138,106	118,859	1,603,085	12,887,347

The revenue consists of revenue from external customers only and there is no inter-segment revenue.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 19

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2021 and 2020

(unaudited)

23. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:

	As at	As at
	September 30, 2021	March 31, 2021
	$	$
Cash and cash equivalent (Level 1)	22,388,946	38,469,057
Funds held in trust (Level 1)	-	795,516
Restricted cash (Level 1)	619,127	588,041
Financial assets at fair value through profit and loss	23,008,073	39,852,614

Fair Value

IFRS 13 - Fair Value Measurements requires disclosure of a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets

Level 2 - Observable inputs other than quoted prices in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3 - Significant unobservable inputs that are supported by little or no market activity

Short-term investments, accounts receivable, lease security deposits, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values. There have been no transfers between any levels of the fair value hierarchy.

24. COMPARATIVES

Certain comparative figures have been reclassified where necessary to conform with current period presentation.

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